EDENOR S.A.

Balance Sheets as of September 30, 2008 and December 31, 2007
Statements of Income for the nine-month periods ended September 30, 2008 and 2007
Statements of Changes in Shareholders’ Equity for the nine-month periods ended September 30, 2008 and 2007
Statements of Cash Flows for the nine-month periods ended September 30, 2008 and 2007
Notes to the Financial Statements as of September 30, 2008 and 2007

Shareholders and public in general who are interested in learning more about the report related to the Financial Statements as of September 30, 2008, to be published in the electronic database of the Securities and Exchange Commission (SEC), please visit the Edenor website at www.edenor.com.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BOARD OF DIRECTORS

CHAIRMAN:	Alejandro Macfarlane

VICE CHAIRMAN:	Marcos Marcelo Mindlin

DIRECTORS:	Damián Miguel Mindlin
Gustavo Mariani
Luis Pablo Rogelio Pagano
Maximiliano Alejandro Fernandez
Alfredo Mac Laughlin (until April 15, 2008)
Eduardo Llanos (since April 15, 2008)
Ricardo Torres
Diego Martín Salaverri
Edgardo Alberto Volosín
Ignacio Raúl Chojo Ortiz
Rafael Mancuso

ALTERNATE DIRECTORS:	Jorge Grecco
Javier Douer
Pablo Díaz
Ariel Schapira
Brian Henderson
Ricardo Sericano
Maia Chmielewski
Gabriel Cohen
Eduardo Maggi
Alejandro Mindlin
Carlos Florencio Correa Urquiza

SUPERVISORY COMMITTEE

MEMBERS:	Javier Errecondo
José Daniel Abelovich
Marcelo Javier Ruiz

ALTERNATE MEMBERS:	Santiago Dellatorre
Marcelo Héctor Fuxman
Roberto Daniel Murmis

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street – Autonomous City of Buenos Aires

FISCAL YEAR No. 17 BEGINNING ON JANUARY 1, 2008

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated (Note 1).

Date of registration with the Public Registry of Commerce:

          of the Articles of Incorporation: August 3, 1992

          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: Through August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2008
(Note 16.a)

(amounts stated in pesos)

Class of shares	Subscribed and paid-in

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B	442,210,385
Class C	1,952,604

906,455,100

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(stated in thousands of pesos)

	2008	2007

CURRENT ASSETS
Cash and banks	5,493	3,459
Investments (Exhibit D)	192,261	97,739
Trade receivables (Note 4)	330,145	345,979
Other receivables (Note 5)	34,218	25,990
Supplies	18,100	23,174

Total Current Assets	580,217	496,341

NON-CURRENT ASSETS
Trade receivables (Note 4)	74,774	100,300
Other receivables (Note 5)	118,905	144,107
Investments in other companies (Exhibit C)	424	390
Investments (Exhibit D)	9,780	0
Supplies	16,891	13,759
Property, plant and equipment (Exhibit A)	3,201,659	3,092,709

Total Non-Current Assets	3,422,433	3,351,265

Total Assets	4,002,650	3,847,606

	2008	2007

CURRENT LIABILITIES
Trade accounts payable (Note 6)	274,567	316,152
Loans (Note 7)	92,049	29,290
Salaries and social security taxes (Note 8)	76,607	59,904
Taxes (Note 9)	78,073	84,641
Other liabilities (Note 10)	13,182	9,710
Accrued litigation (Exhibit E)	47,210	39,868

Total Current Liabilities	581,688	539,565

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	38,840	35,466
Loans (Note 7)	951,017	949,062
Salaries and social security taxes (Note 8)	37,473	24,694
Other liabilities (Note 10)	328,426	281,395
Accrued litigation (Exhibit E)	44,519	42,843

Total Non-Current Liabilities	1,400,275	1,333,460

Total Liabilities	1,981,963	1,873,025

SHAREHOLDERS’ EQUITY (as per related statements)	2,020,687	1,974,581

Total Liabilities and Shareholders’ Equity	4,002,650	3,847,606

The accompanying notes 1 through 25 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(stated in thousands of pesos)

	2008	2007

Net sales (Note 11)	1,395,351	1,503,244
Electric power purchases	(664,624)	(672,646)

Gross margin	730,727	830,598
Transmission and distribution expenses (Exhibit H)	(356,074)	(314,407)
Selling expenses (Exhibit H)	(89,563)	(81,815)
Administrative expenses (Exhibit H)	(99,349)	(83,532)

Net operating income	185,741	350,844

Financial income (expense) and holding gains (losses)
Generated by assets
Exchange difference	(56)	1,002
Interest	6,960	8,101
Holding results	(106)	28
Generated by liabilities
Financial expenses (*)	(6,890)	(13,130)
Exchange difference	(2,398)	(32,147)
Interest (**)	(71,939)	(38,028)

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	10,456	(32,404)
Adjustment to present value of notes (Note 3.j)	(6,333)	(46,261)
Loss from the purchase and redemption of notes	0	(808)
Adjustment to present value of purchased and redeemed notes	0	877
Other Expense, net (Note 12)	(22,741)	(21,335)

Income before taxes	92,694	176,739
Income tax (Note 3.m)	(46,588)	(106,816)

Net income for the period	46,106	69,923

Earnings per common share	0.051	0.077

(*)	The breakdown of financial expenses is as follows:

Fees related to the Corporate Notes Issuance program (Note 14)	0	(5,043)
Financial assistance Electricidad Argentina S.A. (Note 15)	(5,834)	(4,648)
Withholdings income tax and other financial expenses	(1,056)	(3,439)

Total	(6,890)	(13,130)

(**)	Includes 17,052 as of September 30, 2008 for adjustment of ENRE penalties (Note 17.b)

The accompanying notes 1 through 25 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(stated in thousands of pesos)

	2008							2007

	Shareholders’ contributions				Retained earnings

					Appropriated Retained Earnings
	Nominal Value (Note 16.a)					Unappropriated Retained Earnings
		Adjustment to Capital	Additional Paid-in Capital
				Total	Legal Reserve		Total	Total

Balance at beginning of year	906,455	996,489	106,928	2,009,872	53,320	(88,611)	1,974,581	1,670,350

Capital increase resolved by the Board of Directors’ meeting of June 14, 2007, as per the powers granted by the Shareholders’ Meeting held on June 7, 2006.	—	—	—	—	—	—	—	181,773

Absorption of accumulated deficit resolved by the Shareholders’ Meeting held on April 15, 2008 (Note 16.d)	—	—	(88,611)	(88,611)	—	88,611	—	—

Net income for the period	—	—	—	—	—	46,106	46,106	69,923

Balance at end of period	906,455	996,489	18,317	1,921,261	53,320	46,106	2,020,687	1,922,046

The accompanying notes 1 through 25 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(stated in thousands of pesos)

	2008	2007

Changes in cash and cash equivalents
Cash and cash equivalents at beginning of year (Note 18.a)	101,198	32,673
Cash and cash equivalents at end of period (Note 18.a)	197,754	191,565

Net increase in cash and cash equivalents	96,556	158,892

Cash flows from operating activities
Net income for the period	46,106	69,923

Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Exhibit A)	125,224	132,445
Retirement of property, plant and equipment (Exhibit A)	999	495
Gain from investments in related companies	(34)	(54)
Gain from investments	(2,980)	0
Adjustment to present value of notes (Note 3.j)	6,333	46,261
Adjustment to present value of purchased and redeemed notes	0	(877)
Exchange difference and interest on loans	33,251	55,774
Income tax (Note 3.m)	46,588	106,816
Recovery of allowance for doubtful accounts (Exhibit E)	(24,016)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	(10,456)	32,404

Changes in assets and liabilities:

Decrease (Increase) in trade receivables (net of the unbilled portion of the retroactive tariff increase and recovery of allowance)	73,866	(192,635)
Net (increase) decrease in other receivables	(29,614)	6,311
Decrease (Increase) in supplies	1,942	(9,222)
(Decrease) Increase in trade accounts payable	(38,211)	20,438
Decrease in salaries and social security taxes	29,482	6,327
(Decrease) Increase in taxes	(6,568)	23,625
Increase in other liabilities	39,326	10,605
Net increase in accrued litigation	9,018	12,379

Financial interest paid (net of interest capitalized) (Note 18.b)	(21,165)	(14,608)
Financial interest collected (Note 18.b)	4,946	2,291

Net cash flows provided by operating activities	284,037	308,698

Cash flows from investing activities
Additions of property, plant and equipment (1)	(223,996)	(187,263)

Net cash flows (used) in investing activities	(223,996)	(187,263)

Cash flows from financing activities
Increase non-current investments	(9,780)	0
Increase (Decrease) in loans (Note 7)	46,295	(144,316)
Capital increase (Notes 1 and 16.a)	0	181,773

Net cash flows provided by financing activities	36,515	37,457

Net Increase in Cash and Cash Equivalents	96,556	158,892

(1)	Net of 2,066 Capital expenditures fund - CAMMESA (Note 17.b) and 9,111 Software lease agreement (Note 3.g) as of September 30, 2008

The accompanying notes 1 through 25 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007 AND DECEMBER 31, 2007

(amounts stated in thousands of Argentine pesos)

1. ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law No. 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution No. 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class “A” shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D’Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class “A” shares of EDENOR, a company organized on July 21, 1992 by Decree No. 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$427,973,000 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree No. 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution No. 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

On June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the Company’s indirect control through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%). Furthermore, as a result of the aforementioned agreement, the ownership of the Company’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to increase capital stock up to ten percent (10%), request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States of America, as well as authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board of Directors with the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

On June 14, 2007, the Board of Directors approved the final report on Edenor’s capital increase and public offering process. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors’ meeting, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also reported that a secondary international offering was made on this date of 207,902,540 Class B shares.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, amounting to 121,249, was recorded.

For the year ended December 31, 2007, expenses incurred by the Company in relation to this process amounted to 14,321, which have been offset against the aforementioned additional paid-in capital, in accordance with the provisions of section No. 202 of the Argentine Business Organizations Law No. 19,550. The resulting balance of the additional paid-in capital, net of expenses, which amounted to 106,928, was partially used to absorb the accumulated deficit on April 15, 2008 (Note 16.d).

The Class “B” shareholders NEV and EDFI sold at the secondary international offering 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI sold 57,706,040 Class “B” shares at the secondary international offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

With regard to the Company’s Class “C” shares held by the Employee Stock Ownership Program (ESOP), on April 29, 2007 the ESOP was partially cancelled in advance in conformity with a procedure set forth by the Federal Government, and on April 30, 2007, an amount of 81,208,416 shares, which had been converted into Class “B” shares on April 27, 2007, was sold at the domestic secondary offering. As of the date of issuance of these financial statements, an amount of 1,952,604 Class “C” shares, representing 0.22% of the Company’s capital stock, remains outstanding.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company that had been transferred to them by NEV to EASA, which is the controlling company. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. On April 30, 2007, the Company requested that Caja de Valores S.A. register the new Class “A” shares and extend thereto the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of Edenor S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of the Company that EASA would acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in this Adjustment Agreement.

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor S.A.) and Pampa Holding S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Holding S.A.

Furthermore, the Company received a notice from EASA whereby it was informed that the exchange for shares described in the preceding paragraph had formally been agreed upon on September 28, 2007 under a Stock Subscription Agreement entered into by Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Holding S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of EASA.

Consequently, as of September 30, 2008, the Company’s capital stock, represented by 906,455,100 shares is held as follows (Note 16.a):

a)

51% of the Company’s capital stock is held by EASA, represented by 462,292,111 Class “A” shares, which have been pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores,

b)	48.78% of the Company’s capital stock, represented by 442,210,356 Class “B” shares is traded in the market,

c)	0.22% of the Company’s capital stock, represented by 1,952,604 Class “C” shares is held by Banco Nación as trustee of the Employee Stock Ownership Program, and

d)	19 and 10 Class “B” shares are held by NEV and EDFI, respectively.

2. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

The amounts of these financial statements are stated in thousands of Argentine pesos.

As from January 1, 2003 and as required by General Resolution No. 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) Nos. 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No. 459/04 of the CNV.

The CNV through its General Resolutions Nos. 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or net income for the period ended September 30, 2008, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value (Note 3.g).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of September 30, 2008 a deferred tax liability of approximately 417,328 and a credit to net income for the period, under the income tax account, amounting to 21,545, would have been recorded.

Additionally, had the Company elected to recognize a deferred tax liability, and excluding the effects of the allowance for impairment of value of deferred tax assets, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value

2008 (three months)	6,885
2009	26,396
2010	25,011
2011	24,084
2012 – 2016	106,866
2017 – 2021	88,058
Remainder	140,028

Total	417,328

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No. 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establish that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

Changes in Argentine GAAP

On May 24, 2006 the Board of the CPCECABA approved TR No. 23 “Argentine GAAP – Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company’s financial statements for fiscal years or interim periods beginning as from January 1, 2007. The amounts corresponding to the personnel benefits plan (pension plan) implemented by the Company are as follow (Notes 3.o and 8):

The periodical components of the personnel benefits plan for the periods ended September 30, 2008 and 2007, which are disclosed in Other income (expense), net under Voluntary retirements – terminations (Note 12), are as follow:

	2008	2007

Cost	980	844
Interest	2,983	2,155
Amortization of recognized net actuarial loss	570	570

	4,533	3,569

The detail of the variations in the Company’s payment commitments under the personnel benefits plan as of September 30, 2008 and December 31, 2007, is as follows:

	2008	2007

Payment commitments under the personnel benefits plan at the beginning of the year	19,083	15,352
Cost	980	1,125
Interest	2,983	2,874
Actuarial loss	0	761
Benefits paid to participating employees	(1,082)	(1,029)

Payment commitments under the personnel benefits plan at the end of the period/year	21,964	19,083

Payment commitments under the personnel benefits plan at the end of the period/year	21,964	19,083
Unrecognized net actuarial loss	(5,146)	(5,716)

Total personnel benefits plan (pension plan) (Note 8)	16,818	13,367

Actuarial assumptions used were the following:

2008

Discount rate	21%
Salary increase	20%
Inflation	14%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of September 30, 2008 and December 31, 2007, the Company does not have any assets related to the personnel benefit plan (pension plan).

3. VALUATION CRITERIA

The main valuation criteria used in the preparation of these financial statements are as follow:

a)	Cash and banks:

	–	In local currency: at nominal value.
	–	In foreign currency: at the exchange rate in effect as of the end of the period/year. The corresponding detail is disclosed in Exhibit G.

b)	Current investments:

–

Time deposits, which include the portion of interest income accrued through the end of the period/year; those denominated in foreign currency have been valued at the rate of exchange in effect as of the end of the period/year,

–

Notes receivable (Commercial Paper), which have been valued at their nominal value plus interest income accrued through the end of the period/year translated into pesos at the rate of exchange in effect as of the end of the period/year.

c)	Trade receivables:

	–	Services rendered and billed but not collected, and services rendered but unbilled as of the end of the period/year, at nominal value, except for those indicated in the following paragraph;
–

Services rendered but unbilled as of the end of the period ended September 30, 2008, arising from the retroactive increase deriving from the application of the new electricity rate schedule (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement. The same procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires under the Framework Agreement (Note 13).

The amounts thus determined:

	1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.

	2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

	–	In local currency: at nominal value.
	–	In foreign currency: at the exchange rate in effect as of the end of the period/year (Exhibit G).

Other receivables and liabilities have been valued as indicated above including, if any, interest income or expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

The Municipal Financial Restructuring Bonds (Bonos de Saneamiento Financiero Municipal) issued pursuant to Law No. 11,752 of the Province of Buenos Aires were valued at their acquisition value, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued at an annual rate of 4%

Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that trade accounts payable must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

e)	Supplies:

Supplies were valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value as of the end of the period/year.

f)	Non-current investments:

‑

50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of September 30, 2008 and December 31, 2007, the investment in SACME has been recorded at its equity value (Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of June 30, 2008 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

‑

Corporate Notes of Central Térmica Güemes: As of the end of the period, the aforementioned corporate notes have been valued at their acquisition value plus interest income accrued translated into pesos at the rate of exchange in effect as of the end of the period which doesn’t significantly differ from their market value. The corporate notes with maximum maturity on September 11, 2017 accrue interest at an annual fixed rate of 10.5%, payable on September 11 and March 11 of each year (Note 15).

Interest income accrued has been disclosed in current investments.

g)	Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$427 million price actually paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million pesos less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million pesos.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006, 2007 and during the period ended September 30, 2008. Financial costs capitalized for the nine-month periods ended September 30, 2008 and 2007 amounted to 24,690 and 7,416, respectively.

During the nine-month periods ended September 30, 2008 and 2007, direct and indirect costs capitalized amounted to 29,124 and 23,851, respectively.

Furthermore, on May 19, 2008 the Company entered into a software lease agreement, which, in accordance with the provisions of section 4.1 of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, has been considered as a Finance Lease.

Common characteristics of these lease contracts are that they transfer substantially all the risks and rewards incident to the ownership of the leased asset, whose ownership title may be transferred or not. In consideration thereof, the Company (lessee) agrees to make one or more payments that cover the current value of the asset and the corresponding financial charges.

For this concept, as of September 30, 2008, the Company has recorded 10,103 in the Property, plant and equipment account (Exhibit A), 9,111 in Other Liabilities under Other (Note 10) and 344 in the Statement of Income under Financial interest.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of the period/year.

h)	Allowances (Exhibit E):

‑ Deducted from current assets:

•

for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of the period/year and collections subsequent thereto.

Additionally, for purposes of calculating the amount of the allowance, the Company has considered a detailed analysis of accounts receivable in litigation.

‑ Deducted from non-current assets:

•

for impairment of value of deferred tax assets: as of December 31, 2007 the Company had partially impaired the deferred tax asset with a valuation allowance. (Note 3.m), whereas as of September 30, 2008 the allowance was used to offset the deferred tax asset due to the fact that the tax loss generated in the 2002 fiscal year became statute-barred.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1)

The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the Federal Tax Court and the Federal Appellate Court in Administrative Matters. During the appeal process, payment of such claim has been suspended.

	2)	The Company is also a party to civil and labor lawsuits in the ordinary course of business.

At the end of each period/year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution and balances of the accrued litigation account has been disclosed in Exhibit E.

j)	Loans:

As of September 30, 2008 and December 31, 2007, the notes resulting from the restructuring process (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

The adjustment to present value of future cash flows of the notes, at the market rate in effect at the time of the initial measurement, generated a loss of 6,333 and 46,261 as of September 30, 2008 and 2007, respectively.

During the year ended December 31, 2007, as a result of both the issuance of medium-term corporate notes due in 2017 for US$220,000 thousand (Note 14.b), and the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, purchased and redeemed at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” for a nominal value of US$240,000 thousand and US$43,726 thousand, respectively. After the aforementioned purchase and redemption, the principal outstanding balance of the notes resulting from the restructuring process amounts to US$92,704 thousand (Note 14.a).

“Derivative instruments and hedging transactions” (Note 14.c) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, which require that all derivative financial instruments be recognized as either assets or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.

Furthermore, the changes in the accounting basis of financial instruments not designated as hedging instruments have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Interest (Notes 7 and 14.c).

k)	Shareholders’ equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the “Shareholders’ Contributions - Nominal value” and “Additional Paid-in Capital” accounts which have been maintained at their nominal value. The excess of the adjusted value of Capital Stock over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital” account.

l)	Statement of income accounts:

	–	The accounts that accumulate monetary transactions have been disclosed at their nominal values.
	–	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.
	–	The adjustment to present value of the notes is stated at nominal value.
–

The adjustment to present value of trade receivables related to both the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement is stated at nominal value.

m)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) No. 11/03 of the CPCECABA and General Resolution No. 487/06 of the CNV (see Note 2 – Changes in Argentine GAAP).

As of September 30, 2008, the allowance for impairment of value of deferred tax assets was entirely used to offset the tax loss generated in 2002 which became statute-barred on December 31, 2007.

The reconciliation between the income tax as charge to the statement of income for the periods ended September 30, 2008 and 2007, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each period, is as follows:

	2008	2007

Income for the period before taxes	92,694	176,739
Applicable tax rate	35%	35%

Income for the period at the applicable tax rate	32,443	61,859
Permanent differences
Adjustment for inflation of property, plant and equipment	21,545	23,916
Accruals and other	(7,400)	4,395

Total income tax charge for the period before the allowance for impairment of value of deferred tax assets	46,588	90,170
Increase in the allowance for impairment of value of deferred tax assets	0	16,646

Total income tax charge for the period	46,588	106,816
Variation between deferred assets (liabilities) charged to income	12,350	(106,816)

Income tax for the period	58,938	0

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	34,482	32,261
Use of the allowance	(34,482)	0
Increase in the allowance for impairment of value of deferred tax assets	0	16,646

Balance at end of period	0	48,907

Additionally, the breakdown of deferred tax assets and liabilities as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Non-current deferred tax assets
Tax-loss carry forward	8,316	42,798
Allowance for doubtful accounts	9,137	12,906
Accruals	77,665	45,926
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	6,707	10,366
Supplies valuation	68	50

	101,893	112,046

Non-current deferred tax liabilities
Current investments	0	(250)
Other current receivables	(144)	0
Property, plant and equipment	(36,943)	(22,642)
Adjustment to present value of the notes	(10,259)	(12,475)

	(47,346)	(35,367)

Net deferred tax assets before allowance for impairment of value of deferred tax assets	54,547	76,679

Allowance for impairment of value of net deferred tax assets	0	(34,482)

Net deferred tax assets	54,547	42,197

The tax loss to be carried forward as of September 30, 2008 is as follows:

	Amount	Tax rate 35%	Year expiring

Tax loss carry forward 2005	23,761	8,316	2010

As tax losses become statute-barred within five years, the aforementioned tax loss may be applied to offset any future taxable income that may arise within this five-year term.

Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets as of the end of the period/year. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

For the nine-month period ended September 30, 2008 the Company has estimated and recorded a minimum presumed income tax charge of 10,849, whereas for the year ended December 31, 2007 the recorded charge amounted to 15,879. The corresponding outstanding tax credits as of the end of the period/year have been included in Other non-current receivables.

n)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two to thirteen years.

Buildings are for commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of September 30, 2008 and December 31, 2007, future minimum lease payments with respect to operating leases are as follow:

	2008	2007

2008	1,250	2,052
2009	4,156	179
2010	4,828	147
2011	1,876	147
2012	248	147
2013	198	147

Total minimum lease payments	12,556	2,819

Total rental expenses for all operating leases for the nine-month periods ended September 30, 2008 and 2007 are as follow:

	2008	2007

Total lease expenses	3,490	2,164

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right to use poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of September 30, 2008 and December 31, 2007, future minimum lease collections with respect to operating leases are as follow:

	2008	2007

2008	2,818	9,680
2009	9,569	7,577
2010	1,002	14
2011	0	9
2012	0	9

Total minimum lease collections	13,389	17,289

Total rental income for all operating leases for the nine-month periods ended September 30, 2008 and 2007, is as follows:

	2008	2007

Total lease income (Note 11)	7,508	7,916

o)	Labor cost liabilities and early retirements payable:

They include the following charges:
	–	for supplementary benefits of leaves of absence derived from accumulated vacation,
–

for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of September 30, 2008 and December 31, 2007, the accrual for such bonuses amounted to 6.519 and 5,684, respectively), and

–

for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of September 30, 2008 and December 31, 2007, the accrual for these benefits amounted to 16.818 and 13,367, respectively).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of September 30, 2008 and December 31, 2007, respectively, on the basis of an actuarial study conducted by an independent actuary as of December 31, 2007. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of September 30, 2008 and December 31, 2007 amount to 6,601 and 2,394 (current) and 14,136 and 5,643 (non-current), respectively (Note 8).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:
	1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
	2.	When service has been suspended more than once in one-year period;
	3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
	4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued up to the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to a lack of customer payment. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account.

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of the period/year.

q)	Revenue recognition:

Revenues from operations are recognized on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of each period/year and have been valued on the basis of applicable tariffs.

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured and the economic benefits associated with the transaction flow to the Company.

During the year ended December 31, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the new electricity rate schedule to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this fiscal year that the new electricity rate schedule was approved by Resolution No. 51/2007 of the ENRE and applied as from February 1, 2007.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April

2007 (Note 17 b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b).

r)	Estimates:

The preparation of the financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

s)	Earnings per common share:

It has been computed on the basis of the number of shares outstanding as of September 30, 2008 and 2007 which amounts to 906,455,100. There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR No. 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

u)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of September 30, 2008, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited.

As of September 30, 2008, the Company has derivative financial instruments with the aim of hedging the foreign currency exchange rates of the cash flows and derivatives that the Company must pay on the next three interest payment dates of its financial debt –Floating Rate Par Notes and Class 7 Notes (Note 14.c).

As of December 31, 2007, the Company had not entered into any foreign currency forward contracts or floating interest rate forward contracts.

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the nine-month periods ended September 30, 2008 and 2007. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 47,973 and 4,579 as of September 30, 2008 and December 31, 2007, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such Framework Agreement.

The aforementioned Framework Agreement expired on December 31, 2006.

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.

Additionally, the Company continues negotiating the renewal of such agreement with the Government of the Province of Buenos Aires. However, the Company continues supplying electricity to low income areas and shantytowns.

Related to employees who are union members

As of September 30, 2008, approximately 78% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which expired on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

w)	Foreign currency translation/ transactions:

The Company accounts for foreign currency denominated assets and liabilities and related transactions as follows:

The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances denominated in foreign currency are translated into pesos using the exchange rates described below. Thus, the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

For conversion purposes, the following exchange rates are used:

a) the exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and
b) the exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.

The effect of such transaction has been included in the Statements of Income as “Exchange difference” under “Financial income (expense) and Holding gains (losses)”.

4.	TRADE RECEIVABLES

          The detail of trade receivables as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:

Receivables from sales of electricity:

Billed	118,905	152,763

Unbilled
Sales of electricity	128,093	123,641
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	40,814	44,101
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,525)	(2,526)
Framework Agreement (Notes 3.c and 13)	47,973	29,079
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	2,292	13,557
Adjustment to present value of the Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 3.c)	0	(212)
National Fund of Electricity (Note 17.a)	3,938	3,036
Specific fee payable for the expansion of the network, transportation and others (Note 17.b)	12,056	12,628
In litigation	9,762	9,918

Subtotal	361,308	385,985
Less:
Allowance for doubtful accounts (Exhibit E)	(31,163)	(40,006)

	330,145	345,979

	2008	2007

Non-Current:
Receivables from sales of electricity:
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	91,410	127,180
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(16,636)	(26,880)

	74,774	100,300

5.	OTHER RECEIVABLES

The detail of other receivables as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:

Prepaid expenses (1)	4,397	1,910
Advances to suppliers	674	224
Advances to personnel	3,764	685
Related parties (Note 15)	448	448
Prepaid Technical Assistance Services (2)	3,778	15,182
Preliminary attachments - ENRE - (Note 17.a)	59	59
Other debtors (3)	20,608	7,271
Allowance for other doubtful accounts (Exhibit E)	(4,573)	(2,900)
Other (4)	5,063	3,111

	34,218	25,990

Non-current:

Prepaid expenses	1,739	0
Municipal Financial Restructuring Bonds (Note 3.d)	8,730	0
Tax credit on minimum presumed income (Note 3.m) (5)	53,821	101,910
Net deferred tax assets (Note 3.m)	54,547	76,679
Allowance for impairment of value of deferred tax assets (Exhibit E)	0	(34,482)
Other	68	0

	118,905	144,107

(1)	Includes 309 in foreign currency (Exhibit G) as of September 30, 2008.
(2)	In foreign currency (Exhibit G).
(3)	Includes 766 and 769 in foreign currency (Exhibit G) as of September 30, 2008 and December 31, 2007, respectively.
As of September 30, 2008, also includes 4,896 related to the National Program for the Rational and Efficient Use of Electric Power (PRONUREE) (Notes 17.d).
(4)	Includes 4,295 in foreign currency (Exhibit G) as of September 30, 2008.
(5)	Net of the income tax for the period (Note 3.m) for 58,938 as of September 30, 2008.

6.	TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:

Payables for purchase of electricity and other purchases (1)	179,249	221,098
Unbilled electric power purchases	79,606	82,191
Customer contributions (Note 3.p)	14,531	11,759
Other	1,181	1,104

	274,567	316,152

Non-Current:

Customer deposits (Note 3.p)	38,840	35,466

(1)

Includes 10,895 and 34,633 in foreign currency (Exhibit G) as of September 30, 2008 and December 31, 2007, respectively. Also, includes balances with SACME S.A. for 801 and 757 as of September 30, 2008 and December 31, 2007, respectively, and balance with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 74 as of December 31, 2007 (Note 15).

7.	LOANS

The detail of loans as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:
Financial loans:
Principal (1)	46,295	12,200
Interest (2)	369	16

Subtotal financial loans	46,664	12,216

Corporate Notes:
In foreign currency (Exhibit G and Note 14) Interest (3) (Note 14)	45,385	17,074

	92,049	29,290

	2008	2007

Non-current:

Corporate Notes:
In foreign currency (Exhibit G and Note 14) Fixed Rate Notes – Class 7	689,698	692,779
Fixed and Incremental Rate Par Notes – Class A	227,248	228,262
Fixed and Incremental Rate Par Notes – Class B	23,704	23,810
Floating Rate Par Notes – Class A	39,677	39,854

Subtotal	980,327	984,705
Adjustment to present value of notes (Note 3.j)	(29,310)	(35,643)

Corporate Notes at present value	951,017	949,062

(1)	Includes 4,071 in foreign currency (Exhibit G) as of September 30, 2008.
(2)	Includes 19 in foreign currency (Exhibit G) as of September 30, 2008.
(3)	Includes 7,142 related to derivative financial instruments as of September 30, 2008 (Note 14.c).

8.	SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:

Salaries payable and accruals	64,277	51,870
Social Security (ANSES)	5,729	5,640
Early retirements payable (Note 3.o)	6,601	2,394

	76,607	59,904

Non-Current (Note 3.o):

Other personnel benefits (Note 2)	16,818	13,367
Seniority-based bonus	6,519	5,684
Early retirements payable	14,136	5,643

	37,473	24,694

9.	TAXES

The detail of taxes as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:

Provincial, municipal and federal contributions and taxes	18,556	25,212
Value Added Tax (VAT)	20,614	22,411
Tax on minimum presumed income	7,953	6,786
Withholdings	4,439	5,077
Municipal taxes	20,787	20,823
Other	5,724	4,332

	78,073	84,641

10.     OTHER LIABILITIES

          The detail of other liabilities as of September 30, 2008 and December 31, 2007 is as follows:

	2008	2007

Current:

Capital expenditures fund – CAMMESA (Note 17.b)	2,066	1,931
Fees related to the initial public offering of capital stock (1)	0	818
Fees related to the issuance of Corporate Notes (2) (Exhibit G and Note 14.b)	104	4,176
Program for the rational use of electric power (PUREE)	3,494	91
Other (3)	7,518	2,694

	13,182	9,710

Non-current:

ENRE penalties (Note 17 a and b)	323,209	281,395
Other (4)	5,217	0

	328,426	281,395

(1)	In foreign currency (Exhibit G).
(2)	Includes balance with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 628 as of December 31, 2007 (Note 15).
(3)	Includes 1,143 and 1,855 in foreign currency (Exhibit G) as of September 30, 2008 and December 31, 2007, respectively. Additionally, includes 3,894 related to the software lease agreement (Note 3.g).
(4)	Software lease agreement (Note 3.g).

11.     NET SALES

          The breakdown of net sales for the nine-month periods ended September 30, 2008 and 2007 is as follows:

	2008	2007

Sales of electricity (1)	1,371,399	1,478,957
Late payment charges	12,200	12,553
Pole leases (Note 3.n)	7,508	7,916
Connection charges	2,503	2,855
Reconnection charges	1,741	963

	1,395,351	1,503,244

(1) Net of ENRE discounts and penalties for 24,160 and 18,920 for the nine-month periods ended September 30, 2008 and 2007, respectively (Note 17 a and b). As of September 30, 2007 and 2008, includes 218,591 related to the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b. item d) and 39,055 related to the application of the Cost Monitoring Mechanism (MMC), respectively.

12.     OTHER INCOME (EXPENSE) - NET

The breakdown of other income (expense) - net for the nine-month periods ended September 30, 2008 and 2007 is as follows:

	2008	2007

Non-operating income	2,260	1,355
Commissions on municipal taxes collection	1,561	1,314
Net expense from technical services	(1,217)	(2,492)
Voluntary retirements and terminations	(27,818)	(5,331)
Severance paid	(3,477)	(3,214)
Accrued litigation (Exhibit E)	(12,400)	(13,750)
Disposal of property, plant and equipment	(999)	(495)
Recovery allowance for doubtful accounts (1)	14,087	0
Other	5,262	1,278

	(22,741)	(21,335)

          (1) Refers to Framework Agreement with the Federal Government (Note 13, Exhibit E and Exhibit H).

13.     FRAMEWORK AGREEMENT

On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payments of electricity supplied to low-income areas and shantytowns. The ENRE approved this Framework Agreement through Resolution No. 6 dated January 20, 1994, which was then ratified by both the Federal Government through Decree No. 584 dated April 22, 1994 and the Government of the Province of Buenos Aires through Decree No. 1,445 dated June 2, 1994.

In accordance with section 5 of the above-mentioned Agreement, the Company waived its right to any claims and/or collection of bills, adjustments, surcharges and interest arising or accrued from September 1, 1992 through January 31, 1994, as a result of direct connections, power theft, unrecorded consumption or any other form of misappropriation of electricity or illegal use thereof. The economic value assigned to the above-mentioned waiver amounted to 20,000, for which purpose a Special Fund was set up. The cost of this Special Fund was borne by the Argentine Federal Government and the Province of Buenos Aires which contributed a percentage of the bills effectively collected from users in low-income areas and shantytowns. The four-year duration of this Special Fund, which commenced as from the date on which the Framework Agreement went into effect, ended on September 30, 1998. The Company has been fully compensated for the economic effect derived from the above-mentioned waiver.

As permitted by section 13 of the Agreement, which stipulates that the terms and conditions of the Agreement may be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized. Said census has been completed and approved by the regulatory agency. Furthermore, the above-mentioned extension of the Framework Agreement was approved by the Argentine Federal Government through Decree No. 93 dated January 25, 2001.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires for a term of four years, which retroactively covered all the services provided as from September 1, 2002. This Agreement may be renewed for another four-year term should the parties so agree.

The new Agreement, whose terms and conditions are similar to those of the previous agreement, was ratified by both the Federal Executive Power and the Government of the Province of Buenos Aires through Decree No. 1972 dated December 29, 2004 (published in the Official Gazette on January 5, 2005) and Decree No. 617 dated April 5, 2005 (published in the Official Gazette on May 23, 2005), respectively.

Receivables under the new Agreement as of September 30, 2008 and December 31, 2007 amounted to 47,973 and 29,079, respectively (Note 4).

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the new Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

The aforementioned payment plan agreement stipulates that together with the payment of the first six installments, the Province of Buenos Aires must pay the amounts resulting from the electricity provided to low-income areas and shantytowns during the last semester of 2006, which amount to 5,815. As of the closing date of these financial statements this covenant was complied with.

The Company waived its right to interest accrued from the date on which the New Framework Agreement went into effect through the commencement of the agreed-upon installment plan. The aforementioned waiver is subject to the compliance of the Government of the Province of Buenos Aires with the agreed-upon installment plan.

The aforementioned agreement was approved by the Company’s Board of Directors on November 7, 2006 and published in the Official Gazette of the Province of Buenos Aires on May 29, 2007.

During the period ended September 30, 2008 and the year ended December 31, 2007, the Company received payments for 12,050 and 18,587, respectively, which the Province of Buenos Aires made on account of the total debt arising from the Framework Agreement.

As of September 30, 2008 and December 31, 2007, the balance for this concept amounts to 2,292 and 13,557, respectively (Note 4).

On October 30, 2008, the Company received a payment for 3,815 from the Federal Government.

The aforementioned Framework Agreement expired on December 31, 2006.

As from the expiration date of the above-mentioned Agreement, the Company continues supplying electricity to low-income areas and shantytowns.

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007 (Note 12 and Exhibit E).

Additionally, the Company continues negotiating the renewal of such agreement with the Government of the Province of Buenos Aires. However, the Company continues supplying electricity to low income areas and shantytowns.

14.     CORPORATE NOTES PROGRAM

a)	RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

Furthermore, the holders of Gain Trust Notes due in 2005, which represented an interest in the private corporate note issued by the Company and held by a financial trust, were offered to directly participate in the Restructuring by exchanging their Gain Trust Notes for Floating Rate Notes due in 2006, and then exchanging such Notes for the consideration offered in the Restructuring.

The Restructuring

The Company made an exchange offer and launched a solicitation of consent to execute an APE with eligible holders of its outstanding financial debt. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law (LCQ) consisting of an out-of-court reorganization agreement between a debtor and creditors holding at least two thirds of unsecured debt, which is subject to judicial confirmation. Upon judicial confirmation, the APE becomes binding on all unsecured and non-preferred creditors, including non-consenting creditors, whether or not such creditors have participated in the negotiation or execution of the APE.

Creditors holding more than 65% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties, if any) have committed, by signing support agreements with the Company to tender their debt in the Voluntary Exchange Offer and give their consent to the APE should this procedure be initiated.

The Company could carry out the Restructuring in accordance with one of the following three alternatives:

•

If creditors holding at least 66% but less than 93% of the aggregate outstanding amount give their consent to the Restructuring, the Company, the Supporting Creditors and the APE Representative, on behalf of Consenting Creditors, will promptly execute the Restructuring Agreement, and the Company may, at its own option, either proceed with a Mandatory Exchange through the APE or an In-APE Exchange on the Consummation Date or on the In-APE Exchange Date, respectively, subject in each case to the fulfillment of the Conditions to the APE Restructuring Alternatives;

•

If creditors holding at least 93% but less than 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company may, at its own option, either proceed with an In-APE Exchange (subject to the fulfillment of the Conditions to the APE Restructuring Alternatives) on the In-APE Exchange Date or carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date; or

•

If creditors holding at least 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company will carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date.

Each of these alternatives was subject to the fulfillment of certain conditions, including all necessary regulatory approvals.

On February 22, 2006, the Company reported that creditors holding 100% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties) had accepted the restructuring process of the financial debt, either by directly giving their consent and/or signing support agreements with the Company. Consequently, in accordance with the degree of acceptance received, the Company carried out the Restructuring following the third alternative mentioned above.

The Company moved ahead with the Restructuring through the exchange of the outstanding financial debt held by consenting creditors, at such creditors’ option, subject to proration and reallocation, for one or a combination of the following alternatives, which include the issuance of notes under the current corporate notes program:

•

The Fixed Rate Par Option: For each US$1,000 principal amount of outstanding financial debt, creditors received Fixed Rate Par Notes for a nominal value of US$1,000. The amount of Fixed Rate Par Notes issued under the Restructuring was not subject to a maximum amount. Interest on Fixed Rate Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Interest Rate on Fixed Rate Par Notes	Annually Scheduled Amortization

1	3.0%	0.0%
2	4.0%	0.0%
3	5.0%	0.0%
4	6.0%	0.0%
5	8.0%	0.0%
6	9.0%	10.0%
7	9.5%	10.0%
8 through 11	10.0%	10.0%, 10.0%, 10.0%, 50.0%

An amount of US$123.8 million in notes, comprised of two classes (Class “A” amounting to US$73.5 million and Class “B” amounting to US$50.3 million), was issued under this option.

•

The Floating Rate Par Option: For each US$1,000 principal amount of outstanding financial debt, creditors received Floating Rate Par Notes for a nominal value equal to (i) US$1,000 plus (ii) any accrued and unpaid interest as of December 31, 2005 (excluding penalty interest and additional amounts, if any) in respect of such US$1,000 principal amount of outstanding financial debt (or, in the case of Gain Trust Notes, any accrued and unpaid interest as of December 31, 2005 (excluding any penalty interest and additional amounts, if any) in respect of such US$1,000 principal amount of Gain Trust Notes). A maximum of US$50 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Floating Rate Par Notes will be payable semiannually in arrears at an annual rate equal to LIBOR plus a spread, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Spread Floating Rate Par Notes	Annually Scheduled Amortization

1	0.0%	0.0%
2	0.0%	0.0%
3	1.0%	0.0%
4 through 6	1.5%	0.0%, 0.0%, 5.0%
7 through 14	2.0%	5.0%, 5.0%, 5.0%, 5.0%, 5.0% 10.0%,
		10.0%, 50.0%

An amount of US$12.7 million in notes was issued under this option.

•

The Combination Option: For each US$1,000 principal amount of outstanding financial debt, creditors received (i) a cash payment of US$283 and (ii) Discount Notes for a nominal value of US$667. A fixed amount of US$360 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Discount Applicable to Annual Interest Rate	Annually Scheduled Amortization

1	3.0%	0.0%
2	3.5%	0.0%
3	10.0%	5.0%
4	11.0%	5.0%
5 through 9	12.0%	5.0%, 5.0%, 10.0%, 10.0%, 60.0%

An amount of US$ 240 million in notes, comprised of two classes (Class “A” amounting to US$ 152.3 million and Class “B” amounting to US$ 87.7 million), was issued under this option.

The Company did not make any payment or capitalize any accrued and unpaid interest or any other accrued and unpaid additional amount on any outstanding debt exchanged under the restructuring, other than as set forth in the above options.

Finally, on April 24, 2006, the Company made a cash payment of US$102,000,000 to those creditors who had chosen the Combination Option and an additional payment of US$4,736,000 to those creditors who had validly given their consent and tendered their outstanding financial debt, pursuant to the terms of the restructuring proposal. The latter amount represents interest accrued on the original debt principal amount at the interest rate applicable to the notes for the period extending from January 1, 2006 to the date of issuance of the Corporate notes, which was April 24, 2006.

Furthermore, in conformity with the options selected by the financial creditors and after applying the proration and allocation mechanism, EDENOR issued the notes under the Corporate Notes Program.

As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$540.9 million as of February 22, 2006, was reduced to US$376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

During the year ended December 31, 2007, as a result of both the issuance of medium-term corporate notes due in 2017 for US$220,000 thousand (Note 14.b), and the public offering process described in Note 1, the Company, as required in the trust agreement for the issuance of corporate notes, purchased and redeemed at market prices and in successive operations, all “discount notes” and part of the “fixed rate par notes” for a nominal value of US$283,726 thousand. After the aforementioned purchase and redemption, the principal outstanding balance of the financial debt amounts to US$92,704 thousand.

Therefore, the Company’s post-restructuring and post-purchase and redemption debt structure as of September 30, 2008 was comprised of the following Notes:

Type	Class	Debt structure in thousands of us$	Debt purchase and redemption in thousands of us$	Post-purchase and redemption debt structure in thousands of us$	Balance as of Sept 30, 2008 (Note 7) in thousands of pesos
	A	73,485	(998)	72,487	227,248
Fixed Rate Par Note
	B	50,289	(42,728)	7,561	23,704

Floating Rate Par Note	A	12,656	0	12,656	39,677

	A	152,322	(152,322)	0	0
Discount Note
	B	87,678	(87,678)	0	0

Total		376,430	(283,726)	92,704	290,629

The principal amortization schedule broken down by year of total debt, including the aforementioned repurchases and without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount in thousands of US$

2011	8,638
2012	8,638
2013	8,638
2014	8,638
2015	8,638
2016	40,654
2017	1,266
2018	1,266
2019	6,328

92,704

b)	CORPORATE NOTES PROGRAM

The Annual General Meeting held on February 23, 2006, approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount (outstanding at any time) of up to US$ 600,000,000 (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution No. 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

On June 14, 2007, the Company’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations. On June 1, 2007, the Company filed with the CNV a new version of the trust agreement together with accounting and financial information as well as other relevant data on the Company as of March 31, 2007.

On June 28, 2007, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes for a nominal value of up to US$ 250,000,000 with maximum maturity in 2017. On October 9, 2007, the Company issued and carried out the public offering of Class 7 Corporate Notes for US$ 220,000,000. The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. The principal will be amortized by a lump sum payment at maturity date on October 9, 2017. The Company has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the Company may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina and/or abroad.

Most of the net proceeds from the sale of the Corporate Notes were used for the purchase, payment or redemption of the Company’s outstanding Discount Corporate Notes due in 2014 (Note 14.a).

Main Covenants:

1) Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

	-	encumbrance or authorization to encumber its property or assets;

	-	incurrence of indebtedness, in certain specified cases;

	-	sale of the Company’s assets related to its main business;

	-	carrying out of transactions with shareholders or related parties;

	-	making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

(a)	The Company’s long-term debt rating is raised to Investment Grade, or
(b)	The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the Company agreed to file with the Securities and Exchange Commission (SEC), within a period of 300 days from the original date of issuance of the Corporate Notes, an application requesting authorization for an authorized exchange offer of the Corporate Notes for news notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those Corporate Notes holders who are not related parties of the Company.

As from October 1, 2008 and until the date of issuance of these financial statements, the Company, partially repurchased at market prices and in successive operations “par notes” due in 2016 and 2017 for a nominal value of US$12,295,000 (Note 24.b).

c)	DERIVATIVE FINANCIAL INSTRUMENTS

During the period ended September 30, 2008, the Company has carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of the following transactions:

1) Floating Rate Par Notes (Note 14.a):

Settlement Date	Amount of Underlying Liability In thousands of US$	Amount of Underlying Liability In thousands of pesos

12/12/08	2,001	6,894
06/12/09	2,401	8,273
12/11/09	2,401	8,273

2) Class 7 Notes (Note 14.b):

Settlement Date	Amount of Underlying Liability In thousands of US$	Amount of Underlying Liability In thousands of pesos

10/08/08	11,550	39,420
04/08/09	11,550	39,420
10/08/09	11,550	39,420

These instruments provide an economic and financial hedge of the amounts in foreign currency that the Company must pay on the next three interest payment dates of its financial debt -Floating Rate Par Notes (Note 14.a) and Class 7 Notes (Note 14.b)-, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments. Therefore, they have been recorded in the accounting in accordance with the provisions of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, which require that derivative instruments not designated as effective hedging instruments be recorded at their net realizable value or settlement value, depending on whether they have been classified as assets of liabilities, with a contra-account in the financial gains or losses for the period.

The economic impact of this transaction has been recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Interest (Note 7).

15.	BALANCES AND TRANSACTIONS WITH THE CONTROLLING COMPANY AND RELATED PARTIES

In the normal course of business, the Company carries out transactions with the controlling company and related parties. As of September 30, 2008 and December 31, 2007, the outstanding balances with the controlling company and related parties are as follow:

	2008	2007

Current investments (Exhibit D)

Central Térmica Güemes	55	0

Total	55	0

Other receivables (Note 5)

SACME S.A.	448	448

Total	448	448

Trade accounts payable (Note 6)

Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(74)
SACME S.A.	(801)	(757)

Total	(801)	(831)

Other liabilities (Note 10)

Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(628)

Total	0	(628)

Non-Current Investments (Exhibit D)

Central Térmica Güemes	9,780	0

Total	9,780	0

Transactions carried out with the controlling company and related parties for the nine-month periods ended September 30, 2008 and 2007 are as follow:

	2008	2007

Other income

Electricidad Argentina S.A.	7	7

Total	7	7

Expenses from services

SACME S.A.	(2,915)	(2,511)
Electricidad Argentina S.A.	(201)	(203)
Prestamos y Servicios S.A.	(8)	0
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(77)	0

Total	(3,201)	(2,714)

Financial expenses and interest

Electricidad Argentina S.A.	(5,834)	(4,648)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(160)	(3,488)

Total	(5,994)	(8,136)

Operating and Technical Assistance Agreements

In compliance with the provisions of both the Bid Package and the Transfer Contract, the Company has entered into an Operating Agreement with EDF International and ENHER, pursuant to which EDF International and ENHER would provide technical advisory services concerning the distribution and sale of electricity and would commit their experience and know-how to the achievement of an efficient and competitive management.

On July 16, 1999, ENHER assigned its rights and obligations arising from the above mentioned Operating Agreement to its controlling company ENDESA S.A.

On May 4, 2001, in compliance with that mentioned in Note 1, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF International, thus leaving EDF International as the sole operator.

This Operating Agreement had an initial 10-year term as from September 1, 1992, which was extended until August 31, 2007.

The Company has registered said extension in the National Institute of Copyright (INPI) - Technology Transfer Division under number 9894.

On September 15, 2005, EDF International transferred the shares held in EASA (the controlling company of Edenor) and 14% of EDENOR’s shares to Dolphin. In connection with such transfer, the parties agreed to terminate the aforementioned Agreement and reduce the amount owed to EDF International for unpaid fees which amounted to 25,852.

However, since the Company still wished to have access to EDF S.A.’s know-how, experience and technical knowledge in the field of electricity distribution and sale, the Company and EDF S.A. entered into a new Technical Assistance Agreement for a period of 5 years or for such period during which Dolphin continued to be the controlling company of Electricidad Argentina S.A. In accordance with the terms of the Technical Assistance Agreement, EDENOR would pay EDF S.A. an amount of US$10,000,000 as technical assistance fees in five equal annual installments of US$2,000,000. The first annual payment was made on January 9, 2006 and the second payment was made on December 14, 2006.

On December 7, 2005, the Company registered the new agreement in the National Institute of Copyright (INPI) - Technology Transfer Division under number 11,197.

On December 27, 2007, the Company and EDF S.A. signed an amendment to the aforementioned Agreement, pursuant to which the parties agreed that, due to circumstances beyond their control, during 2006 and 2007 the amount of services required by the Company and provided by EDF S.A. within the scope of the Technical Assistance Agreement had been significantly lower than that originally expected by the parties. On the contrary, during 2008, EDF S.A. will be required to provide a greater amount of services relating to the Revision of the Company Tariff Structure process, the changes made to the Company’s commercial and invoicing system and the broadening of the Company’s investment plan. Consequently, the Company requested and EDF S.A. granted the following: (i) that EDF S.A. recognize a rebate of US$2,100 thousand, equivalent to 6,613, in relation to the US$4,000 thousand already paid in accordance with the Technical Assistance Agreement, and (ii) that during 2008 EDF S.A. continue to provide services under the terms and conditions of the aforementioned Agreement, whose expiration date was fixed for December 31, 2008.

Based on the significant amount of work that is expected, the Company agreed to pay EDF S.A. an amount of US$6,000 thousand. From such amount, the Company deducted a total of US$4,600 thousand, equivalent to 14,485, which is comprised of: (i) the aforementioned rebate for US$2,100 thousand, and (ii) a receivable for US$2,500 thousand, recognized by EDF International in favor of the Company as a reimbursement of the expenses incurred during the year ended December 31, 2006 in relation to the initial public offering of the Company’s capital stock. In accordance with the agreement signed by the parties, IPO expenses may be offset against services rendered by any affiliate of EDF International. Accordingly, after having made such deductions, on December 28, 2007, the Company paid EDF S.A. the amount of US$1,400 thousand.

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$2,000,000 plus VAT. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.
At the meeting held on April 22, 2008, the Board of Directors approved the addenda to the agreement for the provision of technical advisory services dated March 14, 2008.
The aforementioned addenda stipulate that the amount to be paid by the Company in consideration of the services provided by Electricidad Argentina S.A. has been increased to US$2,500,000 plus VAT, payable retroactively as from January 1, 2008. The rest of the contractual terms have not been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement will be ten years to commence from the date on which CYCSA is granted the license to render telecommunications services. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license within a period of 180 days from the signing thereof, period which, in accordance with the terms of the agreement, could be extended. In line with that, the Board of Directors’ meetings held on November 7, 2007 and May 7, 2008 authorized the extension of the period for obtaining the aforementioned license, which was finally granted by the National Telecommunications Secretariat through Resolution No. 179/2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is 5 years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which approved this through Resolution No. 381/2007.

On February 28, 2008, PYSSA informed the Company that the physical space to be provided by EDENOR in its commercial offices would be used by personnel of the firm Credilogros Compañía

Financiera S.A., who would offer services of financial assistance and the granting of personal loans and credit cards.

16.	CAPITAL STOCK

a)	General

As of September 30, 2008 and December 31, 2007, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature. The capital increase of 74,844,900 shares resolved by the Board of Directors in the meeting held on June 14, 2007, as per the powers granted by the Shareholders’ Meeting held on June 7, 2006, was registered with the pertinent regulatory authorities on September 18, 2007.

b)	Restriction on the transfer of the Company’s common shares

The Company’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Company’s by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, the Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06, stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

c)	Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in each case in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or preliminary injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No accrual has been recorded in the financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of September 30, 2008, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Note 16.a).

	d)	Absorption of accumulated deficit

The Ordinary and Extraordinary Shareholders’ Meeting held on April 15, 2008 resolved to absorb the accumulated deficit existing as of December 31, 2007 for 88,611 pesos. Taking into account the order of preference established by the regulations of the National Securities Commission, the Company absorbed the accumulated deficit with the Additional paid-in capital, which as of December 31, 2007 amounted to 106,928 and was sufficient to carry out the aforementioned absorption.

17.	REGULATORY FRAMEWORK

	a)	General

The Company’s business is regulated by Law No. 24,065, which created the ENRE. In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company’s business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1.	Deviation from quality levels of technical product, as measured by voltage levels and network variations;
2.	Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;
3.	Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;
4.	Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;
5.	Failure to comply with public safety regulations.

As of September 30, 2008 and December 31, 2007, the Company has accrued penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed over these periods. As of September 30, 2008 and December 31, 2007, the Company has applied the adjustment contemplated in the Temporary Tariff Regime (TTR) (caption b item vii) and the adjustment established by the new electricity rate schedule, Resolution No. 324/2008 (Note 17.b).

As of September 30, 2008 and December 31, 2007, liabilities for penalties amounting to 323,209 and 281,395, respectively, have been included in other non-current liabilities (Note 10).

In addition, as of September 30, 2008, the Company’s management has considered that the ENRE has complied with the obligation to suspend lawsuits aimed at collecting penalties.

Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 59 as of September 30, 2008 and December 31, 2007 (Note 5). Additionally, after September 30, 2008 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments.

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 3,938 and 3,036 as of September 30, 2008 and December 31, 2007, respectively. On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (items b and c of this note) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, resulting from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b)

b)	Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws Nos. 25,972, 26,077 and 26,204, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 and 2007, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on

February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i)

the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;

ii)	the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;
iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;
v)

the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Electric Power Regulatory Authority will be in charge of such review;

vi)

the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);

vii)

the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

viii)

the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)

the payment of the penalties imposed by the ENRE, which are described in paragraph vii above, in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/2007 of the ENRE which approves the Company’s new electricity rate schedule applicable for consumption recorded as from February 1, 2007. This document provides for the following:

a)

A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)

Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of September 30, 2008 amounts to 23,833. This amount is net of the amounts transferred to CAMMESA for 38,820;

c)

Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

d)

Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through

January 31, 2007 (item iii) above);

e)

Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the Expansion of the Network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4);

f)

Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

The Company has recorded the adjustment of the penalties described in items a) and c) above and the last paragraph of caption a of this note, for amounts of 17,052, 18,084 and 46,972 as of September 30, 2008, December 31, 2007 and December 31, 2006, respectively.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the period ended September 30, 2007. Such amount, which totals 218,591, is being invoiced in 55 equal and consecutive monthly installments, as described in item d) of paragraph b) of this note. As of September 30, 2008, the installments corresponding to the months of February 2007 through September 2008 for a total of 86,365 have already been billed.

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) established in the aforementioned Adjustment Agreement goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed upon in the Adjustment Agreement.

As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2008.

The aforementioned Resolution No. 434/2007 establishes that the Company must present an investment plan before May 1, 2007 (which has already been complied with), and that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested that the Company comply with the provisions of Resolutions Nos. 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds. Such funds will be used for the execution of the works aimed at connecting Central Costanera and Central Puerto electricity generation plants with Malaver substation. As of September 30, 2008, the Company recorded 33,441 in Property, plant and equipment (Exhibit A) in the Construction in process account, and 2,066 in Other liabilities in the Capital Expenditures fund – CAMMESA account (Note 10).

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect in February 2009.

On July 31, 2008, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 324/2008 which approves the values of the Company’s new electricity rate schedule that contemplates the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increases the Company’s value added distribution by 17.9% and has been applied to consumption recorded as from July 1, 2008.
Therefore, the increase in tariffs for final users has ranged from 0% to 30%, on average, depending on consumption.

c)	Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE). The contractual terms and debt situation of six properties are being negotiated with this Agency.

As of the date of issuance of these financial statements, the Company had acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

d)	National Program for the Rational and Efficient Use of Electric Power (PRONUREE)

Within the framework of the National Program for the Rational and Efficient Use of Electric Power (PRONUREE), on January 24, 2008, the Energy Secretariat issued Resolution No. 8/2008, whereby electricity distribution companies were invited to participate in the distribution, delivery, substitution and/or replacement of incandescent light bulbs by new compact fluorescent lamps.
The Company adhered to this program and distributed, delivered, substituted and/or replaced the aforementioned light bulbs.
The above-mentioned resolution establishes that purchase and distribution freight costs of compact fluorescent lamps incurred by the Company must be billed to CAMMESA.

As of September 30, 2008, the amount billed by the Company to CAMMESA for this concept totals 19,936.

Furthermore, as of September 30, 2008, the Company received payments for 15,040 made by CAMMESA on account of the costs incurred by the Company in relation to the implementation of the National Program for the Rational and Efficient Use of Electric Power (PRONUREE) (Note 5)

On October 17, 2008, CAMMESA paid off the balance of the costs incurred by the Company in relation to the implementation of the National Program for the Rational and Efficient Use of Electric Power (PRONUREE), which amounted to 4,896 (Note 5).

18.	CASH FLOW INFORMATION

	a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of September 30, 2008	As of December 31, 2007	As of September 30, 2007

Cash and Banks	5,493	3,459	5,050
Time deposits	118,093	12,087	156,668
Corporate notes (Note 15)	55	0	25,875
Notes receivable	74,113	85,652	3,972

Total cash and cash equivalents in the Statement of Cash Flows	197,754	101,198	191,565

b)	Interest paid and collected:

	For the nine-month periods ended September 30,

	2008	2007

Interest paid during the period	(45,855)	(22,024)
Interest collected during the period	4,946	2,291

19.	INSURANCE COVERAGE

As of September 30, 2008, the Company carries the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered		Amount insured

Comprehensive (1)	US$	418,661,852
Mandatory life insurance		$17,455,500
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$8,112,500
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)

Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20.	CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law Nos. 7290/67 and 9038/78 from July 1997 through June 2001.

On December 23, 2003, the Company appealed the Board’s decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company’s obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002 –extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company.

Therefore, no accrual has been recorded for these claims as the Company’s management believes that there exist solid arguments to support its position.

21.	LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company’s assets in the amount of 150 million pesos to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Federal Court of Appeals of San Martín dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals was based on the fact that the existence of environmental pollution could not be proved, and, in consequence whereof, established that the Trial Judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Trial Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision could be appealed.

After the filing of an appeal, on March 25, 2008, the Federal Court of Appeals of San Martín confirmed the decision rendered by the court of original jurisdiction that had ordered the acquittal of Messrs. Daniel José Lello, Luciano Pironio, Julio Adalberto Márquez, Francisco Ponasso, Henri Lafontaine, Henri Marcel Roger Ducre and Christian Rolland Nadal, as well as the acquittal of ENRE officers, Mr. Juan Antonio Legisa and Mrs. María Cristina Massei.

In its decision, the appellate court, quoting the “Chazarreta” judgment as judicial precedent, stated that the right to defense at trial pursuant to due process, guaranteed by the Constitution, included the right to obtain a judgment that would put an end to the situation of uncertainty that implied criminal prosecution. Furthermore, the appellate court’s decision also stated that if the Prosecutor, after a thorough investigation, was unable to transfer the presumption of guilt to the degree of certainty required for a declaration of criminal liability, the status of innocence should prevail.

Based on the foregoing, and considering that the preliminary investigation phase had ended, the Federal Court of Appeals ordered the confirmation of the aforementioned resolution.

It is worth mentioning that the dismissal ordered by the judge of original jurisdiction was appealed by the Prosecutor, who cited the possible dismissal of criminal action for being beyond the statute of limitations, as a grievance, among other possibilities, caused by the decision of the court.

However, after the filing of the corresponding legal briefs by the Company, the appellate court confirmed the decision of the court of original jurisdiction based on the aforementioned resolution of the Appellate Court, according to which the existence of PCB-related environmental pollution had not been proven.

The decision, whose reversal was requested by the Prosecutor’s Office through an extraordinary appeal within the period of 10 days as from notice thereof had been served, was confirmed by the Federal Court of Appeals of San Martín, which rejected the Prosecuting attorney’s appeal.

The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Tribunal de Casación requesting that the appeal dismissed by the Federal Court of Appeals of San Martín be sustained. No decision has yet been issued on this regard by such appellate body.

22.	RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2008, did not appropriate any amount to said legal reserve as of December 31, 2007, due to the existence of accumulated losses as of the end of that year (Note 16.d).

Moreover, in accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation and who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio is lower than 2.5, whichever occurs first. As from this time, distribution of dividends will only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

23.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of September 30, 2008, are as follow:

Term	Investments	Receivables (1)	Financial Debt (Loans)	Other payables (2)

With no explicit due date	0	0	0	323,209

With due date

Past due:

Up to three months	0	64,723	0	0
From three to six months	0	9,746	0	0
From six to nine months	0	5,720	0	0
From nine to twelve months	0	11,271	0	0
Over one year	0	67,363	0	0

Total past due	0	158,823	0	0

To become due:

Up to three months	192,206	204,483	92,049	409,431
From three to six months	55	13,265	0	16,336
From six to nine months	0	12,593	0	8,331
From nine to twelve months	0	10,935	0	8,331
Over one year	9,780	193,679	951,017	81,530

Total to become due	202,041	434,955	1,043,066	523,959

Total with due date	202,041	593,778	1,043,066	523,959

Total	202,041	593,778	1,043,066	847,168

(1) Excludes allowances
(2) Comprises total liabilities except accrued litigation and debt notes.

The financial debt mentioned in Note 14 accrues interest at floating and fixed rates, which amount to approximately 10.19% on average; only 4.05% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

24.	SUBSEQUENT EVENTS

	a)	Trust agreement

On September 30, 2008, the Company and Macro Bank Limited entered into an irrevocable and discretionary trust agreement.

Through the establishment of the trust, which was approved by the Board of Directors on September 29, 2008 and duly informed to control authorities, the Company assigns the management of certain liquid assets for an initial amount of up to US$24,000,000, which are to be used in the future in accordance with the terms of the trust.

The term of duration of the aforementioned agreement is 20 years and the purpose of the trust is that the funds referred to above be only used for:

		a)	the payment of dividends to shareholders;
		b)	the repurchase and/or payment of corporate notes, as well as the repayment of any other present loan; and
		c)	the payment of principal and interest of the Company’s debt.

The assignment of the aforementioned liquid assets for an amount of US$23,922,000 was carried out on October 2, 2008.

Furthermore, on October 31, 2008, Macro Bank Ltd. informed that the investment portfolio trust includes par corporate notes of the Company due in 2017 for a nominal value of US$24,515,000.

	b)	Repurchase of Corporate Notes

As from October 1, 2008 and until the date of issuance of these financial statements, the Company, partially repurchased at market prices and in successive operations “par notes” due in 2016 and 2017 for a nominal value of US$ 12,295,000 (Note 14.a and b).

	c)	Public offer for the acquisition of the Company’s own shares

On October 23, 2008, the Company’s Board of Directors decided to launch a public offer for the acquisition of the Company’s own shares pursuant to both the terms of Section 29, Chapter XXVII, Book 9 of the National Securities Commission’s regulations and the provisions of Section 68 of Law No. 17811 (as amended by Decree No. 677/2001).

On October 27, 2008, the Company requested authorization for the above-mentioned public offer from the National Securities Commission.

Furthermore, on October 29, 2008, the Company’s Board of Directors modified the basic terms and conditions of the aforementioned offer.

The main terms and conditions for the acquisition of the Company’s own shares in the framework of the offer are as follow:

			-	Maximum amount to invest: up to pesos 45,000,000
-

Maximum number of shares included in the offer: up to 65,000,000 common, Class B and/or C shares, representing approximately 7.17% of the Company’s capital stock, with a nominal value of 1 peso each and the right to one vote per share

-

Price to be paid for the shares included in the offer: to be determined by the Company’s Board of Directors on the date of approval of the offer by the National Securities Commission, and informed to the public in general thereafter. Said price will range from 0.10 to 0.6923 peso per share.

	-	Period of the Offer: five trading days to commence from the day following the date of approval of the offer by the National Securities Commission.
-

Source of the funds: the acquisition of shares will be made with realized, liquid profits resulting from the financial statements for the six-month period ended June 30, 2008 and approved by the Company’s Board of Directors on August 7, 2008. Additionally, it is stated that the Company is liquid and has the necessary economic resources to guarantee full satisfaction of the offer.

-

Conditions of the offer: it will be irrevocable for the total number of shares during the period of the offer, provided that the accepting shareholders may (i) freely dispose of their shares, and (ii) transfer the shares to the Company free of any tax, lien, injunction or restrain on ownership rights.

	-	Scope of the offer: it will be exclusively carried out in Argentina.

On October 30, 2008, the above-mentioned public offer for the acquisition of the Company’s own shares was approved by the National Securities Commission.

Furthermore, on October 30, 2008, the purchase price of the shares to be acquired within the framework of the offer was fixed by the Company’s Board of Directors in the amount of pesos 0.65.

25.	FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operation, shareholder’s equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

(stated in thousands of pesos)

	Original value

MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of period

FACILITIES IN SERVICE
Substations	872,565	0	0	8,654	881,219
High voltage networks	381,906	0	0	15,753	397,659
Medium voltage networks	773,928	0	(752)	36,379	809,555
Low voltage networks	1,658,143	0	(1,299)	44,690	1,701,534
Transformation chambers and platforms	491,159	0	0	36,843	528,002
Meters	583,370	0	0	36,718	620,088
Buildings	77,579	0	(163)	12,810	90,226
Communications network and facilities	84,223	0	0	0	84,223

Total facilities in service	4,922,873	0	(2,214)	191,847	5,112,506

FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	168,208	2,890	0	0	171,098
Tools and other	45,179	76	0	0	45,255
Transportation equipment	15,366	2,879	0	0	18,245

Total furniture, tools and equipment	228,753	5,845	0	0	234,598

Total assets subject to depreciation	5,151,626	5,845	(2,214)	191,847	5,347,104

CONSTRUCTION IN PROCESS
Transmission	152,578	82,256	0	(24,407)	210,427
Distribution and other	182,781	147,072	0	(167,440)	162,413

Total construction in process	335,359	229,328	0	(191,847)	372,840

Total 2008	5,486,985	235,173	(2,214)	0	5,719,944

Total 2007	5,146,176	342,749	(1,940)	0	5,486,985

	Depreciation					Net book value 2008	Net book value 2007

MAIN ACCOUNT	At beginning of year	Retirements	For the period	Annual rate	At end of period

FACILITIES IN SERVICE
Substations	310,167	0	19,603	3 - 4%	329,770	551,449	562,398
High voltage networks	133,599	0	8,328	3 - 4%	141,927	255,732	248,307
Medium voltage networks	299,515	(472)	18,383	3 - 4%	317,426	492,129	474,413
Low voltage networks	936,726	(743)	38,485	4 - 5%	974,468	727,066	721,417
Transformation chambers and platforms	191,191	0	12,127	3 - 4%	203,318	324,684	299,968
Meters	235,166	0	18,691	4 - 5%	253,857	366,231	348,204
Buildings	21,053	0	749	2 - 3%	21,802	68,424	56,526
Communications network and facilities	52,600	0	3,168	4 - 5%	55,768	28,455	31,623

Total facilities in service	2,180,017	(1,215)	119,534		2,298,336	2,814,170	2,742,856

FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	158,029	0	4,706	12 - 13%	162,735	8,363	10,179
Tools and other	42,448	0	542	10 - 11%	42,990	2,265	2,731
Transportation equipment	13,782	0	442	20%	14,224	4,021	1,584

Total furniture, tools and equipment	214,259	0	5,690		219,949	14,649	14,494

Total assets subject to depreciation	2,394,276	(1,215)	125,224		2,518,285	2,828,819	2,757,350

CONSTRUCTION IN PROCESS
Transmission	0	0	0	—	0	210,427	152,578
Distribution and other	0	0	0	—	0	162,413	182,781

Total construction in process	0	0	0		0	372,840	335,359

Total 2008	2,394,276	(1,215)	125,224		2,518,285	3,201,659	—

Total 2007	2,220,754	(835)	174,357		2,394,276	—	3,092,709

The Additions column in the Distribution and other line includes 10,103 related to the software lease agreement (Note 3.g).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
EXHIBIT C
INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on the Issuer

								Last financial statements issued

Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 2008	Main activity	Date	Capital	Income for the period	Equity	% interest in capital stock	Net book value 2007

NON-CURRENT INVESTMENTS

Section 33 Law No. 19,550
-Companies-

Related Company:
SACME S.A.	common non-endorsable	$1	6,000	15	424	424	Electric power services	06/30/08	28	68	848	50	390

Total						424							390

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value

MAIN ACCOUNT	2008	2007

CURRENT INVESTMENTS

Time deposits . in local currency	118,093	12,087

Notes receivable (Commercial Paper) . in foreign currency (Exhibit G)	74,113	85,652

Corporate Notes . in foreign currency (Exhibit G)	55	0

	192,261	97,739

NON-CURRENT INVESTMENTS

Corporate Notes . in foreign currency (Exhibit G)	9,780	0

Total	202,041	97,739

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
EXHIBIT E
ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	2008					2007

MAIN ACCOUNT	At beginning of year	Additions	Retirements	Recoveries (1)	At end of period	At end of year

Deducted from current assets

For doubtful accounts	40,006	19,706	(4,533)	(24,016)	31,163	40,006

For other doubtful accounts	2,900	1,673	0	0	4,573	2,900

Deducted from non-current assets

For impairment of value of deferred tax assets	34,482	0	(34,482)	0	0	34,482

Included in current liabilities

Accrued litigation	39,868	12,400	(5,058)	0	47,210	39,868

Included in non-current liabilities

Accrued litigation	42,843	1,676	0	0	44,519	42,843

(1)	Refers to Framework Agreement with the Federal Government (Notes 12 and 13 and Exhibit H).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

EXHIBIT G

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2008				2007

Account	Currency and amount (2)		Exchange rate (1)	Booked amount in thousands of pesos	Currency and amount (2)		Booked amount in thousands of pesos

Current Assets
Cash and banks	US$	172,509	3.095	534	US$	158,237	492
	ECU	31,558	4.3550	137	ECU	30,649	140
Investments
Notes receivable	US$	23,946,191	3.095	74,113	US$	27,549,541	85,652
Corporate Notes	US$	17,930	3.095	55	US$	0	0
Other receivables
Prepaid expenses	US$	99,679	3.095	309	US$	0	0
Prepaid Technical Assistance Services	US$	1,220,771	3.095	3,778	US$	4,883,086	15,182
Other debtors	US$	247,433	3.095	766	US$	247,433	769
Other	US$	1,387,737	3.095	4,295	US$	0	0

Total Current Assets				83,987			102,235

Non-Current Assets
Investments Corporate Notes	US$	3,159,764	3.095	9,780	US$	0	0

Total Non-Current Assets				9,780			0

Total Assets				93,767			102,235

Current Liabilities
Trade accounts payable	US$	3,118,309	3.135	9,776	US$	10,109,541	31,835
	ECU	253,692	4.4116	1,119	ECU	604,106	2,798
Loans
Notes	US$	14,476,874	3.135	45,385	US$	5,421,935	17,074
Financial	ECU	927,137	4.4116	4,090	ECU	0	0
Other liabilities
Fees related to the initial public offering of capital stock	US$	0	3.135	0	US$	259,717	818
Fees related to the issuance of corporate notes	US$	33,174	3.135	104	US$	1,322,369	4,164
	ECU	0	4.4116	0	ECU	2,650	12
Other	US$	364,471	3.135	1,143	US$	397,527	1,252
	ECU	0	4.4116	0	ECU	130,117	603

Total Current Liabilities				61,617			58,556

Non-Current Liabilities
Loans
Notes	US$	312,704,116	3.135	980,327	US$	312,704,116	984,705

Total Non-Current Liabilities				980,327			984,705

Total Liabilities				1,041,944			1,043,261

(1)	Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the period/year.
(2)	US$= US Dollar; ECU = Euro

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550

EXHIBIT H

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(stated in thousands of pesos)

	2008				2007

Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total	Total

Salaries and social security taxes	120,559	24,167	33,285	178,011	136,062
Postage and telephone	1,305	6,076	2,165	9,546	8,066
Bank commissions	0	6,061	0	6,061	5,601
Allowance for doubtful accounts (1)	0	11,451	0	11,451	15,773
Supplies consumption	21,601	721	1,153	23,475	22,198
Work by third parties	68,495	24,741	3,972	97,208	81,966
Rent and insurance	1,740	481	2,822	5,043	4,755
Security services	3,342	93	715	4,150	3,558
Fees	1,556	104	2,775	4,435	3,345
Computer services	14	3,103	12,420	15,537	10,599
Advertising	0	0	12,900	12,900	12,957
Reimbursements to personnel	3,391	725	849	4,965	5,913
Temporary personnel	123	1,135	323	1,581	1,536
Depreciation of property, plant and equipment	122,391	1,062	1,771	125,224	132,445
Technical assistance	11,533	0	0	11,533	4,591
Directors and Supervisory Committee members’ fees	0	0	2,146	2,146	639
Tax on financial transactions	0	0	19,379	19,379	18,063
Taxes and charges	1	9,634	1,339	10,974	10,332
Other	23	9	1,335	1,367	1,355

Total 2008	356,074	89,563	99,349	544,986	—

Total 2007	314,407	81,815	83,532	—	479,754

(1)	Net of allowance recovery Framework Agreement with the Federal Government for 9,929 (Notes 12 and 13 and Exhibit E).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street – Autonomous City of Buenos Aires

INFORMATIVE SUMMARY

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2008, 2007, 2006, 2005 AND 2004

1. General Comments
(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

In the nine-month period ended September 30, 2008, the Company recorded a net income of 46,106. As of the end of the period, the Company’s shareholders’ equity amounts to 2,020,687.

Net operating income amounted to 185,741, which represents a significant decrease as compared to the net operating income of 350,844 recorded in the same period of the previous year. However, it must be mentioned that the net operating income recorded in the first nine months of 2007 was positively impacted by the retroactive increase deriving from the application of the new electricity rate schedule, which amounted to 218,591.
Excluding this impact, the net operating income as of September 30, 2007 would have amounted to 132,253. Therefore, the nine-month period ended September 30, 2008 shows a positive development which is due to the increase recorded in the gross margin (application of the Cost Monitoring Mechanism (MMC), increase in electricity demand, application of the new electricity rate schedule established in the Adjustment Agreement for the nine months as opposed to the same period of the previous year during which it was applied as from February 1 and application of the new electricity rate schedule as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 of the ENRE), partially offset by the increase recorded in operating costs.

The demand for electricity in the concession area recorded an accumulated increase of 2.5% as compared to the same period of 2007.

The investment in property, plant and equipment totaled 235,173. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2. Comparative balance sheet structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	09.30.2008	09.30.2007	09.30.2006	09.30.2005	09.30.2004

Current Assets	580,217	550,658	341,745	503,465	498,599
Non-Current Assets	3,422,433	3,263,815	3,065,654	2,999,657	3,007,920

Total Assets	4,002,650	3,814,473	3,407,399	3,503,122	3,506,519

Current Liabilities	581,688	518,451	403,839	1,949,226	1,892,834
Non-Current Liabilities	1,400,275	1,373,976	1,366,248	76,139	72,294

Total Liabilities	1,981,963	1,892,427	1,770,087	2,025,365	1,965,128

Shareholders’ Equity	2,020,687	1,922,046	1,637,312	1,477,757	1,541,391

Total Liabilities and Shareholders’ Equity	4,002,650	3,814,473	3,407,399	3,503,122	3,506,519

3. Comparative income structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	09.30.2008	09.30.2007	09.30.2006	09.30.2005	09.30.2004

Net operating income	185,741	350,844	30,406	515	35,969
Financial income (expense) and holding gains (losses)	(70,306)	(152,770)	172,338	(55,001)	(99,547)
Other (expense) income, net	(22,741)	(21,335)	(15,031)	5,358	(11,855)

Income (loss) before taxes	92,694	176,739	187,713	(49,128)	(75,433)

Income tax	(46,588)	(106,816)	72,315	0	0

Net income (loss) for the period	46,106	69,923	260,028	(49,128)	(75,433)

4. Statistical data (in units of power)
(Not covered by the Independent Auditors’ Report)

CONCEPT	UNIT	09.30.2008	09.30.2007	09.30.2006	09.30.2005	09.30.2004

Sales of electricity (1)	GWh	14,036	13,574	12,408	11,757	11,069
Electricity purchases (1)	GWh	15,756	15,376	13,977	13,254	12,572

(1) The related amounts include toll fees.

5. Ratios

	RATIOS	09.30.2008	09.30.2007	09.30.2006	09.30.2005	09.30.2004

Current	Current assets	1.00	1.06	0.85	0.26	0.26

	Current liabilities

Solvency	Shareholders’ Equity	1.02	1.02	0.92	0.73	0.78

	Total liabilities

Fixed assets	Non-current assets	0.86	0.86	0.90	0.86	0.86

	Total assets

Income (loss) before taxes	Income before taxes	4.69%	9.54%	13.63%	(3.22)%	(4.67)%

	Shareholders’ Equity excluding income for the period

6. Outlook
(Not covered by the Independent Auditors’ Report)

During the first nine months of 2008, the Argentine economy continued increasing at more moderate rates than those recorded in 2007.

This slowdown in economic indicators is due to the international financial crisis and the high volatility of the financial markets.

Nevertheless, tax collection continued increasing, as it occurred during 2007.

With the aim of protecting shareholder interests, the Company has repurchased notes and redeemed its own shares in order to mitigate the effects of the above-mentioned crisis.

With regard to the Revision of the Company Tariff Structure (RTI), Resolution No. 434/2007 of the National Energy Secretariat, that was published in the Official Gazette on April 30, 2007, established that the new electricity rate schedule would go into effect on February 1, 2008.

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect on February 2009.

On July 31, 2008, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 324/2008 which approves the values of the Company’s new electricity rate schedule that contemplates the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increases the Company’s value added distribution by 17.9% and has been applied to consumption recorded as from July 1, 2008.
Therefore, the increase in tariffs for final users has ranged from 0% to 30%, on average, depending on consumption.

Buenos Aires, November 5, 2008

ALEJANDRO MACFARLANE
Chairman

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)
Legal Address: Azopardo 1025
Autonomous City of Buenos Aires
Tax Code No. 30-65511620-2

1.

We have carried out a limited review of the balance sheet of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter Edenor S.A.) at September 30, 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended with the complementary Notes 1 to 25 and Exhibits A, C, D, E, G and H. The preparation and issuance of these financial statements are the responsibility of the Company.

2.

Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is to express an opinion on the financial statements under examination. Therefore, we do not express an opinion on the Company’s financial position, the results of operations, the changes in the shareholders’ equity and its cash flows.

3.

The financial statements and the supplementary information detailed in point 1. are presented in comparative format with the information arising from: i) the financial statements and the supplementary information at December 31, 2007, on which another professional issued an unqualified audit report on February 26, 2008; and ii) the financial statements and the supplementary information at September 30, 2007 and for the nine-month period then ended, on which another professional issued a limited review report without observations on November 7, 2007.

4.

Based on our work and on the examination performed by another professional on the financial statements mentioned in point 3.i), we report that the financial statements of Edenor S.A. at September 30, 2008, detailed in point 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we are aware, and we have no observations to make on them.

5.	According to current legal regulations we inform that:

a) The financial statements of Edenor S.A. are recorded in the “Inventory and Balance Sheet” book and comply, in matters within our field of competence, with the provisions of the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b) The financial statements of Edenor S.A. arise from accounting records carried in all formal respects in conformity with legal requirements, and maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c) At September 30, 2008 the liabilities of Edenor S.A. accrued in favor of the Retirement and Survivors’ Benefit System according to the accounting records amounted to $4,888,901, which were not yet due at that date.

Autonomous City of Buenos Aires, November 5, 2008

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A T°1 – F°17
Daniel A. López Lado
Public Accountant (UBA)
C.P.C.E. Autonomous City of
Buenos Aires
T° 148 – F° 91

Report of the Supervisory Committee

To the Shareholders of
Empresa Distribuidora y Comercializadora Norte Sociedad Anónima

1.

Pursuant to the provisions of section N° 294 of Law N° 19.550 of the Rules of the Comisión Nacional de Valores (National Securities Commission) and of the regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), we have carried out a limited review of the general balance sheet of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (hereinafter referred to as “EDENOR”) up to 30th September, 2008, of the respective statements of income, changes in stockholders´ equity and cash flow for a period of nine months ended on said date and of the notes and supplementary exhibits. The Company is responsible for the preparations and issuance of the aforementioned financial statements.

2.

We have carried out our review pursuant to the obligatory rules of the Auditing Commission. Said rules require the application of established proceedings in Technical Resolution N° 7 of the Association of Professional Councils in Economic Sciences of the Argentine Republic for quarterly revisions of financial statements for partial periods, and consist of the examination of reviewed documentation which should be consistent with corporate decisions set forth in minutes and whether said decisions comply with the law and corporate by-laws concerning the documentation formal requirements. In order to carry out our professional work, we have examined the work of external auditors, Price Waterhouse & Co. S.R.L., who have issued a report of limited reviews dated November 5th, 2008, without observations. A limited review mainly entails analyzing, in detail, the figures included in the balance sheets and asking the personnel of the Company who are responsible for the preparation of the information included in said balance sheets and further analysis. Said reviews are not as substantially detailed as an audit examination, in which balance sheets are examined as a whole and auditors give their opinion. Consequently, we do not give an opinion. We have not examined the company criteria concerning administration, marketing and production, the responsibility of which concerns exclusively the Board of Directors and the Meeting.

3.

On the basis of our review, as it is shown above, we inform you that, the balance sheets of EDENOR set forth in item 1 which were carried out pursuant to the accounting dispositions in force of the City of Buenos Aires, include all significant facts we are aware of, and that we have no observations to make with regard to these matters.

4.	Provisions established in section 294 of Law N° 19.550 have been complied with.

City of Buenos Aires, November 5th, 2008.
By Supervisory Committee

Dr. José Daniel Abelovich

Permanent Statutory Auditor